SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM and Continental Airlines announce Frequent Flyer Program partnership

Members of TAM Fidelidade and Continental OnePass programs now have more opportunities to earn and redeem miles

São Paulo, April 6th, 2010 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Continental Airlines, a Star Alliance member, have signed a reciprocal frequent flyer program agreement. Beginning April 6th, TAM Fidelidade program members will be able to earn and redeem miles on flights operated by Continental Airlines. Similarly, members of Continental’s OnePass program, will be able to earn and redeem miles on TAM flights.

“Our agreement with Continental Airlines will provide immediate advantages to the passengers. We are pioneers in the introduction of an airline loyalty program in Brazil and we are now extending benefits further with this partnership. This is another important step for our integration with Star Alliance”, declared TAM’s Commercial and Planning vice president, Paulo Castello Branco.

“We are proud to partner with TAM Airlines, Brazil’s leading carrier. Our partnership with TAM builds upon our increased service to Brazil and offers expanded benefits to our customers.” said Mark Erwin, Continental’s senior vice president Corporate Development & Alliances.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 42.4% domestic market share and 82.0% international market share in February 2010. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

About Continental Airlines
Continental Airlines is the world’s fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,500 daily departures throughout the Americas, Europe and Asia, serving 133 domestic and 135 international destinations. Continental is a member of Star Alliance, which overall offers 19,700 daily flights to 1,077 airports in 175 countries through its 26 member airlines. With more than 41,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.